

October 19, 2012

Via E-mail
Brian T. Moynihan
Chief Executive Officer and President
Bank of America Corporation
100 North Tyron Street
Charlotte, NC 28255

> **Re: Bank of America Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 23, 2012**
> **Form 10-Q for the Quarterly Period Ended June 30, 2012**
> **Filed August 2, 2012**
> **Response Dated September 28, 2012**
> **File No. 001-06523**

Dear Mr. Moynihan:

We have reviewed your filings and your response dated September 28, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

General

1. In your response to several of our comments you agreed to provide certain disclosure revisions in your future filings; however you did not provide us with a draft of your proposed disclosures as requested. We may have additional comments once we review your revised disclosures.

Form 10-K for the Fiscal Year Ended December 31, 2011

Risk Factors

We temporarily suspended our foreclosure sales nationally in 2010 to conduct an assessment…, page 7

2.   We note your response to prior comment 2 of our letter dated September 4, 2012. Please include the percentage of Countrywide PCI portfolio in the calculation of your residential mortgage loan portfolio that is concentrated in judicial states.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Complex Accounting Estimates – Goodwill and Intangible Assets, page 124

3.   We note your responses to prior comments 3 – 4 of our letter dated September 4, 2012. In an effort to further understand your use of economic capital as a proxy for the carrying value of your reporting units for purposes of your goodwill impairment testing, please address the following:

- Provide us with the required economic capital balance for each of your reportable segments, including "All Other", as of June 30, 2011 and reconcile the total economic capital of your reportable segments to consolidated shareholders' equity as of that date. Please ensure that the balances provided are period-end balances as opposed to average amounts.

- Confirm our understanding that the net book value of the "All Other" segment equals its required economic capital balance plus any excess/residual capital of the Company.

- With respect to the net book value of the "All Other" segment as of June 30, 2011, provide us with the following:

  o   Quantify and describe the significant assets and liabilities that comprise the net book value of this segment after any hypothetical transfers of assets and liabilities to other segments.

  o   If feasible, separately quantify those assets and liabilities in the All Other segment that are included in the required economic capital balance vs. the excess/residual capital balance.

  o   Provide further disaggregation of the assets and liabilities in All Other by business (or function). For example, quantify the amount of loans for which economic capital was required that are part of your international credit card business, your legacy asset servicing business or your ALM activities.

Form 10-Q for the Quarterly Period Ended June 30, 2012

Non-U.S. Portfolio, page 114

Table 62 – Selected European Countries, page 117

4.   We note your response to prior comment 12 of our letter dated September 4, 2012 as well as your disclosure on page 116 of your gross notional amount of single-name CDS purchased and sold on referenced assets and your disclosure in footnote 3 to the table where you state that securities exposures are reduced by hedges and short positions on a single-name basis. Please confirm that you have not reflected any indexed or tranched purchased credit derivatives in your table, including in the column titled "hedges and credit default protection." To the extent that you have included indexed or tranched purchased credit derivatives in your table, please expand your disclosure to discuss this fact, separately quantify the amount of this protection, and disclose how the amounts are reflected amongst the different countries and counterparties.

Notes to Consolidated Financial Statements

Note 15 – Fair Value Measurements, page 215

Quantitative Information about Level 3 Fair Value Measurements, page 226

5.   We note your response to prior comment 19 of our letter dated September 4, 2012. In order to provide further transparency into your Level 3 fair value measurements, please revise your disclosure in future filings to qualitatively describe your various valuation techniques as well as the significant unobservable inputs. Please also explain (as you did in your response) how multiple valuation techniques may be used in determining the fair value of certain instruments.

You may contact Angela Connell at (202) 551-3426 or me at (202) 551-3512 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Seaman at (202) 551-3366 or Suzanne Hayes at (202) 551-3675 with any other questions.

Sincerely,

/s/ Stephanie J. Ciboroski

Stephanie J. Ciboroski
Senior Assistant Chief Accountant